Exhibit 16.1

PhotoMedex Terminates Distribution Agreement in Japan

MONTGOMERYVILLE, Pa.--(BUSINESS WIRE)--December 6, 2013--PhotoMedex, Inc. (NASDAQ and TASE: PHMD) announced today the termination of the exclusive distribution agreement between its wholly-owned subsidiary Radiancy, Inc. and Ya-Man Ltd. for the Japanese market due to, among other things, disputed marketing expenses of approximately $1 million and the failure of Ya-Man to meet its minimum purchase obligations under the agreement. Both parties have determined that it is in their respective best interests to terminate the distribution arrangement following Ya-Man’s disappointing sales results with the Company in the last quarter.

Radiancy is actively seeking a new partner for the Japanese markets, while Ya-Man has indicated that they will continue to market and sell its inventory of the Company's products in Japan in accordance with the terms of the parties' agreement.

About PhotoMedex

PhotoMedex is a global skin health company providing integrated disease management and aesthetic solutions to dermatologists, professional aestheticians and consumers. The company provides proprietary products and services that address skin diseases and conditions including psoriasis, vitiligo, acne, actinic keratosis (a precursor to certain types of skin cancer) and photo damage. Its experience in the physician market provides the platform to expand its skin health solutions to spa markets, as well as traditional retail, online and infomercial outlets for home-use products. As a result of its December 2011 merger with Radiancy Inc., PhotoMedex has added a range of home-use devices under the no!no!™ brand, for various indications including hair removal, acne treatment and skin rejuvenation. The company also offers a professional product line for acne clearance, skin tightening, psoriasis care and hair removal sold to physician clinics and spas.

SAFE HARBOR STATEMENT

Some portions of this press release, particularly those describing PhotoMedex' strategies, operating expense reductions and business plans will contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements of the plans, strategies and objectives of management for future operations; any statements regarding product development, product extensions, product integration or product marketing; any statements regarding continued compliance with government regulations, changing legislation or regulatory environments; any statements of expectation or belief and any statements of assumptions underlying any of the foregoing. These risks, uncertainties and other factors, and the general risks associated with the businesses of the Company described in the reports and other documents filed with the SEC, could cause actual results to differ materially from those referred to, implied or expressed in the forward-looking statements. The Company cautions readers not to rely on these forward-looking statements. All forward-looking statements are based on information currently available to the Company and are qualified in their entirety by this cautionary statement. The Company anticipates that subsequent events and developments will cause its views to change. The information contained in this press release speaks as of the date hereof and the Company has or undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:
LHA
Kim Sutton Golodetz (investors)
212-838-3777
Kgolodetz@lhai.com
or
Bruce Voss
310-691-7100
Bvoss@lhai.com
@LHA_IR_PR
or
PhotoMedex, Inc.
Dennis McGrath, President & CFO
215-619-3287
info@photomedex.com